EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

New Found Gold Corp.

We consent to the use of our report dated March 21, 2024 on the financial statements of New Found Gold Corp. (the “Company”), which comprise the statement of financial position as at December 31, 2023, the related statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-266285) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants
March 21, 2024
Vancouver, Canada